Exhibit 99.1

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

		Six months ended June 30,
	Notes	2023	2024	2024
		S$	S$	US$
Revenue		-	-	-
Other operating income	5	233,684	421,763	311,218
Other (losses)/gains including fair value changes on financial instruments - net	6	(17,608)	360,871	266,286
Research expenses	7	(811,319)	(974,402)	(719,010)
Depreciation of property, plant and equipment		(51,337)	(45,070)	(33,257)
Amortization of intangible assets		(1,107)	(1,080)	(797)
Employee benefits expenses	8	(147,514)	(299,167)	(220,755)
Finance expenses	9	(40,758)	(9,805)	(7,235)
Other expenses	10	(1,302,531)	(557,593)	(411,447)
Share of result of associate		(19,757)	15,940	11,762
Loss before income tax		(2,158,247)	(1,088,543)	(803,235)
Income tax expense		-	-	-
Loss for the period		(2,158,247)	(1,088,543)	(803,235)

Other comprehensive loss:
Exchange differences arising from translation of foreign operation		(66,214)	5,393	3,979
Total comprehensive loss for the period		(2,224,461)	(1,083,150)	(799,256)

Loss attributable to:
Equity holders of the Company		(2,158,107)	(1,088,398)	(803,128)
Non-controlling interests		(140)	(145)	(107)
Total		(2,158,247)	(1,088,543)	(803,235)

Total comprehensive loss attributable to:
Equity holders of the Company		(2,224,321)	(1,083,005)	(799,149)
Non-controlling interests		(140)	(145)	(107)
Total		(2,224,461)	(1,083,150)	(799,256)

Loss per share for loss attributable to equity holders of the Company
-Basic and diluted		(0.22)	(0.09)	(0.07)

LOSS PER SHARE

	Six months ended June 30,
	2023	2024

Weighted average number of ordinary shares used in computing basis and diluted loss	9,720,128	11,539,608

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

	Notes	December 31, 2023	June 30, 2024	June 30, 2024
		S$	S$	US$
ASSETS

Current assets
Other receivables	11	1,101,564	1,235,952	912,007
Cash and bank balances	12	8,995,067	6,471,648	4,775,419
Total current assets		10,096,631	7,707,600	5,687,426

Non-current assets
Property, plant and equipment	13	2,064,753	2,480,195	1,830,132
Intangible assets	14	12,413	11,012	8,126
Investment in associate	15	195,073	211,013	155,706
Other receivables	11	-	500,000	368,949
Total non-current assets		2,272,239	3,202,220	2,362,913

Total assets		12,368,870	10,909,820	8,050,339

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	16	524,624	316,213	233,333
Contract liabilities		5,456	4,317	3,185
Borrowings	17	40,250	37,389	27,589
Warrant liabilities	19	146,613	-	-
Total current liabilities		716,943	357,919	264,107

Non-current liability
Borrowings	17	407,772	390,896	288,442
Total non-current liability		407,772	390,896	288,442

Total liabilities		1,124,715	748,815	552,549

Capital and reserves
Share capital	18	23,720,020	23,793,950	17,557,519
Warrant reserve	19	73,930	-	-
Translation reserve		(217,402)	(212,009)	(156,441)
Accumulated losses		(12,331,437)	(13,419,835)	(9,902,476)
Attributable to equity holders of the Company		11,245,111	10,162,106	7,498,602
Non-controlling interests		(956)	(1,101)	(812)
Total equity		11,244,155	10,161,005	7,497,790

Total liabilities and equity		12,368,870	10,909,820	8,050,339

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

		Six months ended June 30,
	Notes	2023	2024	2024
		S$	S$	US$
Operating activities
Loss before income tax		(2,158,247)	(1,088,543)	(803,235)
Adjustments for:
Amortization of intangible assets		4,994	1,401	1,034
Depreciation of property, plant and equipment		198,095	165,469	122,099
Fair value changes on convertible loans		98,754	-	-
Fair value changes on warrant liabilities		-	(150,238)	(110,860)
Share of result of associate		19,757	(15,940)	(11,762)
Interest expense	9	40,758	9,805	7,235
Interest income	5	(32,668)	(190,540)	(140,599)
Unrealized currency translation differences		26,605	(64,864)	(47,863)
Operating cash flows before movement in working capital		(1,801,952)	(1,333,450)	(983,951)

Other receivables		(116,910)	41,336	30,502
Trade and other payables		(147,506)	(212,632)	(156,901)
Cash used in operations		(2,066,368)	(1,504,746)	(1,110,350)
Interest received		32,668	348,868	257,429
Net cash used in operating activities		(2,033,700)	(1,155,878)	(852,921)

Investing activities
Purchase of property, plant and equipment	13	(17,128)	(579,143)	(427,349)
Fixed deposits with maturities over 3 months		(5,442,800)	(477,677)	(352,477)
Deposit paid for acquisition of assets	11	-	(330,970)	(244,222)
Loan to a third party		-	(500,000)	(368,949)
Net cash used in investing activities		(5,459,928)	(1,887,790)	(1,392,997)

Financing activities
Proceeds from issuance of ordinary shares	18	11,307,024	-	-
Principal payment of third party loan		(300,000)	-	-
Principal payment of bank borrowings		(41,535)	(15,978)	(11,790)
Principal payment of finance lease liabilities		(4,331)	(3,759)	(2,774)
Interest paid	9	(40,758)	(9,805)	(7,235)
Net cash generated from/(used in) financing activities		10,920,400	(29,542)	(21,799)

Net increase/(decrease) in cash and cash equivalents		3,426,772	(3,073,210)	(2,267,717)
Cash and cash equivalents at beginning of financial period		1,579,718	8,995,067	6,637,446
Effects of currency translation on cash and cash equivalents		(11,495)	72,114	53,213
Cash and cash equivalents at end of financial period	12	4,994,995	5,993,971	4,422,942

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Attributable to equity holders of the Company
						Non-
	Share	Warrant	Translation	Accumulated		controlling	Total
	capital	reserve	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$

Balance as at 1 January 2023	8,913,005	-	(127,484)	(8,198,541)	586,980	(682)	586,298
Total comprehensive loss for the period	-	-	(66,214)	(2,158,107)	(2,224,321)	(140)	(2,224,461)
Issuance of new shares	14,807,015	-	-	-	14,807,015	-	14,807,015
Balance as at 30 June 2023	23,720,020	-	(193,698)	(10,356,648)	13,169,674	(822)	13,168,852

	Attributable to equity holders of the Company
						Non-
	Share	Warrant	Translation	Accumulated		controlling	Total
	capital	reserve	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$

Balance as at 1 January 2024	23,720,020	73,930	(217,402)	(12,331,437)	11,245,111	(956)	11,244,155
Total comprehensive loss for the period	-	-	5,393	(1,088,398)	(1,083,005)	(145)	(1,083,150)
Capitalization of warrant reserve	73,930	(73,930)	-	-	-	-	-
Balance as at 30 June 2024	23,793,950	-	(212,009)	(13,419,835)	10,162,106	(1,101)	10,161,005
Balance as at 30 June 2024 (US$)	17,557,519	-	(156,441)	(9,902,476)	7,498,602	(812)	7,497,790

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1 General Information

These unaudited interim condensed consolidated financial statements are the unaudited interim financial statements of CytoMed Therapeutics Limited (the “Company”) and its subsidiaries (the “Group”), for the six months ended June 30, 2024 (the “Financial Statements”).

The Company was incorporated in the Republic of Singapore on March 9, 2018. The Company is a public limited company incorporated and domiciled in Singapore with registered office situated at 1 Commonwealth Lane, #08-22, Singapore 149544. The Company is headquartered in Singapore and conducts its operations domestically and in Malaysia. The Company is listed on the Nasdaq Stock Exchange under the ticker symbol “GDTC” on April 14, 2023.

The principal activities of the Group are to carry on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy. The Group conducts its primary operations through its directly held wholly owned subsidiary that is incorporated and domiciled in Malaysia, namely CytoMed Therapeutics (Malaysia) Sdn. Bhd., which is principally engaged in manufacturing innate immune cell-based immunotherapy and pluripotent stem cell-based therapy and consultancy services and undertaking the research and development of immune cell and stem cell-based therapy for advancing cellular immunotherapy to treat cancer.

The principal activities of the subsidiaries of the Company are as follows:

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			December 31,	June 30,
			2023	2024
			%	%
CytoMed Therapeutics (Malaysia) Sdn Bhd	Research, development and manufacturing of stem cells and innate immune cell-based immune-therapeutics, research and development of induced pluripotent stem cell-based immune-therapeutics	Malaysia	100	100

Advance Cancer Centre Pte Ltd	Investment, research and development of medical technologies	Singapore	100	100

Puricell Lab Pte Ltd	Research and development of induced pluripotent stem cell-based biologics and medical technologies	Singapore	95	95

LongevityBank Pte Ltd (Formerly known as IPSCBank Pte Ltd)	Stem cell and immune cell banking	Singapore	100	100

Held by LongevityBank Pte Ltd (Formerly known as IPSCBank Pte Ltd)

IPSC Depository Sdn Bhd	Collecting, harvesting, processing, cryopreserving and banking of cells including cord blood stem cells in general; and to carry out research and development on cell-based therapy	Malaysia	100	100

IPSC Depository Sdn Bhd’s principal activities were amended and updated after acquisition of the private blood bank licence.

5

Note 2 Summary of significant accounting policies

2.1	Basis of preparation

The unaudited condensed interim consolidated financial statements for the six-month ended June 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim consolidated financial statements do not include all the information and footnotes required by the International Financial Reporting Standards (“IFRS”) for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the IFRS have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statements of the Company’s financial positions as of June 30, 2024, and results of operations and cash flows for the six-month period ended June 30, 2024. The unaudited interim condensed consolidated statements of financial positions as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the IFRS. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, and related notes included in the Company’s audited consolidated financial statements.

2.2	Adoption of new and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Group has adopted all the new and amended standards which are relevant to the Group and are effective for annual financial period beginning on January 1, 2024. The adoption of these standards did not have any material effect on the unaudited interim condensed consolidated financial statements of the Group.

2.3	Convenience translation

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this Report are made at a rate of S$1.3552 to U.S.$1.00, the exchange rate in effect as of June 30, 2024 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

2.4	Going concern assumptions

Prudent liquidity risk management implies sufficient cash to finance the Group’s and the Company’s operations and development activities. The Group manages the liquidity risk by maintaining a level of cash and cash equivalents deemed adequate to finance the Group’s business operations and development activities. The Group’s objective is to maintain a balance between continuing of funding and flexibility through the use of borrowings.

On April 18, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,412,369 ordinary shares at a price of U.S.$4.00 per share for aggregate gross proceeds of S$12,938,017. As of June 30, 2024, the Group has negative cash flow from operating activities of S$1,155,878. The Group’s working capital was positive S$7,349,681 as of June 30, 2024. At the same time, the Group had S$6,471,648 in cash and bank balances, which is unrestricted as to withdrawal and use as of June 30, 2024. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern, at least, for the next twelve months from the date of this report.

Note 3 Significant accounting judgements and estimates

The preparation of the unaudited condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023.

Note 4 Segment information

Segment information by operating segment is not presented as the Group’s operating segment relates solely on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy.

6

Note 5 Other operating income

	June 30, 2023	June 30, 2024
	S$	S$
Other operating income
Grant (reversal)/income	(83,226)	3,845
Research income	284,224	224,183
Interest income	32,668	190,540
Others	18	3,195
	233,684	421,763

Note 6 Other losses/(gains) including fair value changes on financial instruments - net

	June 30, 2023	June 30, 2024
	S$	S$
Other losses/(gains) including fair value changes on financial instruments - net
Fair value loss on convertible loans	98,754	-
Fair value gain on warrant liabilities (Note 19)	-	(150,238)
Net currency exchange gain	(81,146)	(210,633)
	17,608	(360,871)

The Group measures the warrant liabilities at fair value using Black-Scholes option pricing model.

Note 7 Research expenses

	June 30, 2023	June 30, 2024
	S$	S$
Research expenses
Employee benefits expenses (Note 8)	300,728	347,473
Depreciation of property, plant and equipment	146,758	120,399
Amortization of intangible assets	3,887	321
Laboratory consumables	210,422	144,565
Facility-related expenses	22,375	39,883
Pre-clinical expenses	15,927	239,805
Professional expenses	43,684	-
Royalty & licence expenses	5,535	6,419
Utilities	31,004	30,300
Other services and fees	30,999	45,237
	811,319	974,402

Research expenses include research personnel costs, depreciation of research equipment and laboratory consumables for research activities.

7

Note 8 Employee benefits expenses

	June 30, 2023	June 30, 2024
	S$	S$
Employee benefits expenses
Wages and salaries	378,979	478,613
Directors’ fees	-	56,742
Employer’s contribution to defined contribution plans	53,585	66,676
Other short-term benefits	15,678	44,609
	448,242	646,640
Less: Classified as “Research expenses”	(300,728)	(347,473)
	147,514	299,167

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as a development expenditure.

Note 9 Finance expenses

	June 30, 2023	June 30, 2024
	S$	S$
Finance expenses
Bank borrowings	10,441	9,693
Convertible loans	25,753	-
Other loan	4,266	-
Lease liabilities	298	112
	40,758	9,805

Finance expenses arising from bank borrowings, loans and leases liabilities are presented as financing activities in the Unaudited Interim Condensed Consolidated Statements of Cash Flows.

Note 10 Other expenses

	June 30, 2023	June 30, 2024
	S$	S$
Other expenses
Advertising	24,370	8,639
Annual listing fee	64,370	43,639
Company insurance	89,269	94,352
Cleaning fee	4,176	3,563
Entertainment	7,959	1,020
Delivery/freight charges	4,292	589
Information technology expenses	8,245	19,566
Investor relationship expenses	82,754	16,424
Professional fees	80,917	180,749
Property tax	3,452	3,938
Printing and stationery	8,025	9,026
Legal fees	54,815	58,051
Lease of low-value assets	858	726
Repairs and maintenance	6,097	2,208
Service fee	4,535	64,277
Subscription fee	1,531	471
Transportation and travelling	72,143	32,165
Tools and supplies	360	1,500
Water and electricity	10,967	11,143
IPO professional expenses	758,563	-
Others	14,833	5,547
	1,302,531	557,593

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Note 11 Other receivables

	December 31, 2023	June 30, 2024
	S$	S$
Current assets
Deposits	59,082	351,221
Prepayments	159,006	117,012
Prepaid consumables	678,728	718,881
Interest receivables	186,730	31,484
Other receivables - third parties	18,018	17,354
	1,101,564	1,235,952

Non-current assets
Amount due from third party	-	500,000

	1,101,564	1,735,952

As of June 30, 2024, included in the deposits is a deposit of S$330,970 (equivalent to RM1.15 million) (December 31, 2023: Nil) paid to a third party for the acquisition of assets and licence relating to the cord blood banking business.

As of June 30, 2024, the amount due from third party of S$500,000 is loan to a third party with a maturity tenure of 3 years and collectible by the end of 3-year tenure (December 31, 2023: Nil) which bears interest rate of 5.0% (December 31, 2023: Nil) per annum to carry out an investigator initiated trial in People’s Republic of China. The Group commits a total of loan up to S$1,000,000 in accordance with the Heads of Agreement entered into between the Group and the said third party on December 1, 2023 and the remaining loan commitment amounting to S$500,000 is disclosed in the Note 20 to these unaudited interim condensed consolidated financial statements.

Note 12 Cash and bank balances

	December 31, 2023	June 30, 2024
	S$	S$
Cash and bank balances
Cash at banks and on hand	1,972,473	303,398
Short-term fixed deposits	7,022,594	6,168,250
	8,995,067	6,471,648
Less: Fixed deposits with maturities over 3 months	(2,770,880)	(477,677)
Cash and cash equivalents on Unaudited Interim Condensed Consolidated Statements of Cash Flows	6,224,187	5,993,971

As of June 30, 2024, fixed deposits are placed for varying periods of between 1 month and 12 months (December 31, 2023: 1 month and 12 months), carried interests between 5.25% and 5.37% (December 31, 2023: 2.20% and 5.55%) per annum.

9

Note 13 Property, plant and equipment

The Group acquired property, plant and equipment, excluding right-of-use assets, amounting to approximately S$579,143 as of June 30, 2024 (December 31, 2023: S$58,295) and there was no disposal of assets as of June 30, 2024 and December 31, 2023. The acquisition is mainly due to the purchase of a property in Johor, Malaysia for business expansion. As of June 30, 2024, bank borrowing is secured by a freehold land and a building of the Group with the carrying amount of S$891,606 (December 31, 2023: S$894,487).

Property, plant and equipment is tested for impairment when there is any objective evidence or indication that these assets may be impaired. Impairment exists when the carrying value of an asset or cash-generating-units (“CGU”) exceeds its recoverable amount. The recoverable amount of property, plant and equipment has been determined based on higher of the fair value less costs to sell or value-in use (“VIU”) calculations. If the carrying amount exceed the recoverable amount, an impairment is recognized to profit or loss for the differences.

Property, plant and equipment mainly consist of freehold land, building, and laboratory equipment. Management has assessed that there were no objective evidence or indication that the carrying amount of the Group’s property, plant and equipment may not be recoverable as at the end of reporting date. Accordingly, impairment assessment is not required.

Note 14 Intangible assets

	December 31, 2023	June 30, 2024
	S$	S$
Intangible assets
Goodwill	355	355
Intellectual properties licenses	7,918	7,597
Computer software licenses	4,140	3,060
	12,413	11,012

There is no acquisition or disposal of intangible assets as of June 30, 2024 and December 31, 2023. The movement is mainly due to amortization expense.

10

Note 15 Investment in associate

The increase is due to share of gains of the associate, Landmark Medical Centre Sdn Bhd, a full licensed private hospital as of June 30,2024.

Investment in associate is tested for impairment when there is any objective evidence or indication that these assets may be impaired. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount. The recoverable amount of investment in associate has been determined based on higher of the fair value less costs to sell or VIU calculations. If the carrying amount exceed the recoverable amount, an impairment is recognized to profit or loss for the differences.

Management has assessed the recoverable amount of the investment in associate calculation based on its VIU, using discounted cash flow forecasts covering a five-year period in which the management made judgements over certain key inputs in relation to cash flows, revenue growth rates and discount rate. It was concluded that the fair value less costs of disposal did not exceed the VIU. As a result of this analysis, no further impairment loss is required to be recognized as at the end of reporting date.

Note 16 Trade and other payables

	December 31, 2023	June 30, 2024
	S$	S$
Trade and other payables
Trade payables	24,618	44,834
Other payables - third parties	50,428	24,547
Accrued operating expenses	446,634	241,574
Deferred income	2,944	5,258
	524,624	316,213

Note 17 Borrowings

	December 31, 2023	June 30, 2024
	S$	S$
Borrowings
Current
Bank borrowings	33,926	34,824
Lease liabilities	6,324	2,565
	40,250	37,389
Non-current
Bank borrowings	407,772	390,896
Lease liabilities	-	-
	407,772	390,896

Total borrowings	448,022	428,285

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Note 18 Share capital

	Number of
	Ordinary shares	Amount
		S$
June 30, 2024
Beginning of the financial period	11,529,328	23,720,020
Capitalization of warrant reserve	10,672	73,930
End of the financial period	11,540,000	23,793,950

December 31, 2023
Beginning of the financial year	8,444,460	8,913,005
Conversion from convertible loans	672,499	3,499,991
Issuance of ordinary shares	2,412,369	11,307,024
End of the financial year	11,529,328	23,720,020

On January 17, 2023, the Company implemented a 1-for-380.83 reverse split of our ordinary shares pursuant to which shareholders received one (1) ordinary share for every 380.83 ordinary shares held as of such date. The reverse split proportionally reduced the number of authorized share capital. The paid-up ordinary shares have no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

On January 26, 2023, the Company converted the convertible loan of S$250,000 into 82,990 ordinary shares. Upon conversion, the 82,990 ordinary shares carried at the conversion value of S$499,996. These newly issued shares rank pari passu in all respects with the previously issued shares.

On April 18, 2023, the Company completed the IPO on the Nasdaq Capital Market, whereby issued and sold 2,412,369 ordinary shares at a price to the public of U.S.$4.00 per share for aggregate gross proceeds of S$12,938,017. The offering expenses of S$1,630,993 which were attributable to the offer of new shares are deducted from equity.

On April 21, 2023, the Company converted the convertible loan of S$1,500,000 into 589,509 ordinary shares. Upon conversion, the 589,509 ordinary shares carried at the conversion value of S$2,999,995. These newly issued shares rank pari passu in all respects with the previously issued shares.

On January 3, 2024, the Company converted 36,185 warrants into 7,860 ordinary shares on a cashless basis. Upon conversion, the 7,860 ordinary shares carried at the value of S$54,154. These newly issued shares rank pari passu in all respects with the previously issued shares.

On January 17, 2024, the Company converted 12,062 warrants into 2,812 ordinary shares on a cashless basis. Upon conversion, the 2,812 ordinary shares carried at the value of S$19,776. These newly issued shares rank pari passu in all respects with the previously issued shares.

12

Note 19 Warrant liabilities

	December 31, 2023	June 30, 2024
	S$	S$
Warrant liabilities
At beginning of financial year/period	-	146,613
Change in the financial year/period	146,613	(150,238)
Currency realignment	-	3,625
At end of financial year/period	146,613	-

The outstanding Representative’s Warrants are recognized as a warrant liability as of 31 December 2023 and are measured at fair value at their inception date and subsequently remeasured using Black-Scholes option pricing model at each reporting period with changes being recorded in the statement of profit or loss.

Warrant reserve amounting to S$73,930 represents 48,247 warrants exercised by various third parties in financial year ended December 31, 2023. It was capitalized in the six months financial period ended June 30, 2024 upon the completion of share registration.

Note 20 Capital and other commitments

The following table summarizes the Group’s capital and other commitments as of June 30, 2024:

	Payment Due by Period
	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	S$	S$	S$	S$	S$
Commitment:
Minimum royalty commitments (1)	155,037	11,990	11,990	35,970	95,087
Capital commitments (2)	330,970	330,970	-	-	-
Loan commitments (3)	500,000	500,000	-	-	-

(1)	Relating to the minimum royalty payments under the licensing agreements.

(2)	Relating to the acquisition of assets and licence relating to the cord blood banking business.

(3)	Relating to a loan to third party at 5.0% interest per annum.

Note 21 Events occurring after balance sheet date

The Company has assessed all events which occurred from June 30, 2024, up through September 30, 2024, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued. Other than the events disclosed below, there are no material subsequent events that would require disclosure in the unaudited interim condensed consolidated financial statements.

On May 6, 2024, the Company’s indirect subsidiary, IPSC Depository Sdn Bhd (“IPSC”), entered into a master agreement with a third party (the “Vendor”) for the acquisition of a cord blood banking licence, equipment and other assets (“Movable Assets”) and two freehold properties located in Kuala Lumpur, Malaysia (“Immovable Assets”) for a total cash consideration of RM 2.3 million (equivalent to S$661,940).

A total deposit of RM1.15 million (equivalent to S$330,970) was paid to the Vendor as of June 30, 2024 which was classified as “other receivables” and disclosed in Note 11.

On July 17, 2024, IPSC entered into two sales and purchase agreements as part of the master agreement for the acquisition of the Immovable Assets for a total purchase price of RM 2 million (equivalent to S$575,600). The Company expects the acquisition of the Immovable Assets to be completed by end of the year.

On August 1, 2024, IPSC completed the takeover of the Movable Assets.

On September 23, 2024, the Company entered into a clinical study agreement with National University Hospital (“NUH”), Singapore for recruitment of patients under the first-in-human ANGELICA Trial to evaluate the safety of CTM-N2D in human subjects. The earlier clinical study agreement signed with NUH on March 10, 2023 was for the recruitment of healthy blood donors.

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